[Letterhead of Mack-Cali Realty Corporation]

April 12, 2013

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Mack-Cali Realty Corporation

Form 10-K for the year ended December 31, 2012

Filed on February 7, 2013

File No. 001-13274

Mack-Cali Realty, L.P.

Form 10-K for the year ended December 31, 2012

Filed on February 7, 2013

File No. 333-57103-01

Dear Ms. Monick:

On behalf of Mack-Cali Realty, L.P., (the “Operating Partnership”), and its general partner, Mack-Cali Realty Corporation (the “Corporation,” and together with the Operating Partnership, the “Registrants”), and in connection with the Annual Reports on Form 10-K for the fiscal year ended December 31, 2012 of the Registrants (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 5, 2013 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules, page 73

(a)1. All Financial Statements, page 73

Notes to Consolidated Financial Statements, page 79

2. Significant Accounting Policies, page 79

Investments in Unconsolidated Joint Ventures, page 81

1.                                      Please tell us and disclose in future periodic filings how the company determines whether or not it is the primary beneficiary of a variable interest entity.

Response:                                        In future filings, each of the Registrants will disclose the following in its Basis of Presentation:

“ASC 810, Consolidation, provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.  The Company consolidates VIEs in which it is considered to be the primary beneficiary.  The primary beneficiary is defined by the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the variable interest entity’s performance: and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.”

13. Commitments and Contingencies, page

110 Other, page 111

2.                                      We note you entered into a co-development agreement with Ironstate Development, LLC in December 2011, wherein major decisions require consent of both parties. Given your interests of 85% as well as your ability to reasonably determine that any phase of the project is not economically viable, please tell us whether you consolidate the project and cite the literature relied upon as the basis for your accounting for the investment. In addition, please tell us and disclose in future periodic filings the aggregate estimated amount of your capital credit and the amount of development costs incurred through your balance sheet date.

Response:       The Registrants own 100 percent of the land at December 31, 2012.  Pursuant to the Development Agreement, the land will not be contributed to a joint venture until both: (i) Ironstate achieves certain conditions for the potential project (e.g. obtaining government approvals and satisfactory financing, etc); and (ii) the Registrants relinquish their ability to reasonably determine that a phase of the project is not economically viable.   If and when those conditions have occurred, the Registrants will contribute their land for capital credit to the development entity in which Ironstate will be a 15 percent member. The Registrants considered ASC 810 in determining the accounting treatment for the project in its Reports.

Based on the circumstances described above, the Development Agreement was disclosed in the Commitments and Contingencies footnotes to the financial statements in the Reports.  Upon contribution of the land to the joint venture, the Registrants will evaluate the appropriateness of consolidation or equity method based on the terms contained in the joint venture’s operating agreements.

In future filings, the Registrants will disclose the aggregate estimated amount of their capital credit once the joint venture has been formed (approximately $20.3 million at December 31, 2012 for its land contribution, which is substantially in excess of the Registrants’ carrying value in the land), as well as the amount of development costs incurred through the balance sheet date (approximately $5.2 million at December 31, 2012).

17. Segment Reporting, page 119

3.                                      Please tell us how you complied with paragraph 30b of ASC 280-10-50, or tell us how you determined it was not necessary to reconcile net operating income to income from continuing operations.

Response:                                        The Registrants believe that the disclosure in its Reports complies with paragraph 30b of ASC 280-10-50 by identifying in the segment footnotes of the Reports all major income statement line items that are included and excluded from the segment income statement amounts by using footnotes (a) through (h) to the amounts presented.  Nevertheless, in future filings, each Registrant will provide a tabular reconciliation of its segments’ net operating income to its  income from continuing operations.

On behalf of the Corporation and the Operating Partnership, I hereby confirm that the Corporation and the Operating Partnership each acknowledge that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and

Chief Financial Officer